January 19, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re: Registration Statement on Form F-4 (Registration No. 333- 268857)

To whom it may concern:

         Reference is made to the above-referenced registration statement (the "Registration
Statement'') of Zapp Electric Vehicles Group Limited (the "Issuer") under the Securities Act of
1933, as amended (the "Securities Act") with respect to a proposed business combination involving a merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and one or more target companies
(the "Transaction"). The Registration Statement has not yet been declared effective as of the date of this letter.

        This letter is to advise you that, effective as of November 2, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule A or (B) for which consent is required under Section 7 of the Securities Act) with respect to the
Transaction.

        Therefore, we hereby advise you and the Issuer, pursuant to Section 1 l(b)(l) of the
Securities Act, that none of our firm, any person who controls it (within the meaning of either
Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as
amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of
Section 2(a)(l 1) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

                                              Sincerely,


                                              UBS~

                                              By: .....~- - - - - " " " - - -
                                              Name: Carlos Alvarez
                                              Title: Managing Director

                                              By:  ~          c.-flo~~
                                              Name: Mehul Choudhary
                                              Title: Director
 Cc:   Zapp Electric Vehicles Group Limited
      Bradley Ecker, Attorney
      Geoffrey Kruczek, Attorney